Exhibit 99.B.4.18
ReliaStar Life Insurance Company

Endorsement

The Contract is endorsed to add the following provisions:

ING GET Select Fund

An investment option that may be available under the Contract. Each ING GET Select Fund series is a separate Fund. This Fund is available with an optional guarantee of the ING GET Select Accumulation Unit Value (AUV). The Owner must elect whether to invest in the ING GET Select Fund on a guaranteed or non-guaranteed basis. Investments in the ING GET Select Fund on a guaranteed basis are subject to an additional guarantee charge.

ING GET Select Fund Offering Period (Offering Period)

The period, usually from one to three months, during which Owner(s) may transfer or deposit amounts to an ING

GET Select Fund series. Each ING GET Select Fund series has a specified Offering Period. Amounts transferred or deposited prior to the date on which the Investment Period begins are invested in short-term instruments.

We reserve the right to state the minimum amount Owner(s) may transfer or deposit to an ING GET Select Fund series during each Offering Period.

The Fund's Board of Trustees reserves the right to specify a minimum total asset amount required at the end of an Offering Period to continue to offer an ING GET Select Fund series. If the minimum is not achieved or if the Fund's Board of Trustees determines due to severe market volatility or adverse market conditions not to operate the ING GET Select Fund series in accordance with its investment objective and strategies, the Fund's Board of Trustees reserves the right not to begin the Investment Period.

If the Investment Period will not commence, we will send written notice to all Owner(s) who have made transfers or deposits to that ING GET Select Fund series. Owner(s) then have 45 calendar days from the receipt of the notice to redirect amounts in the terminated ING GET Select Fund series to one or more investment options available under the Contract. During this time, ING GET Select Fund assets are invested in money market instruments. If no election is made by the end of the 45-day period, at the next Valuation Period, we will transfer the amount in the terminated ING GET Select Fund series to the fund or funds we designate in the written notice.

We reserve the right to specify a maximum total asset amount for an ING GET Select Fund series. If the maximum is achieved, we also reserve the right to set a date on which we will stop accepting transfers or deposits for that ING

GET Fund series.

ING GET Select Fund Investment Period (Investment Period)

For each ING GET Select Fund series, the Investment Period is the period of time during which amounts in the ING GET Select Fund are invested pursuant to the Fund's investment objective. If the optional ING GET Select Guarantee has been elected by the Owner, it is also the period for which the ING GET Select Guarantee applies.

ING GET Select Fund Maturity Date (Maturity Date)
The date on which a series' Investment Period expires, and ING GET Select Accumulation Units for the series are liquidated.

Prior to the Maturity Date for each ING GET Select Fund series, we send a written notice of the date to all Owner(s) who have any portion of Contract Value in that series. Owner(s) must then inform us of the investment option(s) to which to transfer that Contract Value. If an Owner(s) does not make an election, on the Maturity Date we will transfer the Contract Value invested in the ING GET Select Fund to the then available ING GET Select Fund series, if an Offering Period is available. If no Offering Period is available, we will transfer the Contract Value invested in the ING GET Select Fund to the fund or funds designated by us in the written notice.

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Amounts transferred to a new series of the ING GET Select Fund will be invested on the same guaranteed basis as during investment in the prior ING GET Select Fund series. Amounts previously invested on a non-guaranteed basis will be invested in the new ING GET Select Fund series on a non-guaranteed basis. Amounts previously invested on a guaranteed basis will be invested in the new ING GET Select Fund series on a guaranteed basis. Such amounts will continue to be subject to the optional ING GET Select Guarantee charge, and will continue to receive the benefit of the ING GET Select Guarantee subject to any conditions or terms of the ING GET Select Fund series offered.

Optional ING GET Select Guarantee

If the Contract Owner has elected to purchase the ING GET Select Guarantee, then the Company guarantees that on the Maturity Date of each ING GET Select Fund series, the ING GET Select Accumulation Unit Value that applies to that series when it is purchased on a guaranteed basis will not be less than the corresponding ING GET Select Accumulation Unit Value determined at the close of business on the last day of the Offering Period. If necessary, we will transfer funds from our General Account to the Variable Account to offset any shortfall in the ING GET Select Accumulation Unit Value. The ING GET Select Guarantee does not apply to loans, withdrawals or transfers made before the Maturity Date or to any contract charges that are not deducted as part of the calculation of the ING GET Select Accumulation Unit Value. This guarantee is only applicable to those Owners who have purchased the optional ING GET Select Guarantee.

If ING GET Select Accumulation Units are adjusted at any time during an Investment Period, the ING GET Select Guarantee will be restated. The restated ING GET Select Guarantee will be calculated so that it is equivalent to the original ING GET Select Guarantee for that series.

Charge for the Optional ING GET Select Guarantee

For those who have elected to purchase the optional ING GET Select Guarantee, the net investment factor will be minus a fee for the ING GET Select Guarantee, which is deducted daily during the Investment Period. The fee is determined prior to the beginning of each series' Offering Period.

The daily charge for the ING GET Select Guarantee for each series offered will be at an annual rate of no more than 0.75%.
ING GET Select Fund Transfer or Withdrawal

A transfer or withdrawal from an ING GET Select Fund series before the Maturity Date will be based on the ING GET Select Accumulation Unit Value for the next Valuation Period following the date on which we receive a transfer or withdrawal request in good order at our Service Center.

Endorsed and made part of the Contract on September 12, 2003 or on the effective date, whichever is later.

/s/ Keith Gubbay
President ReliaStar Life Insurance Company

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